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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

Following is the transcript of a Compaq management communications meeting with Michael Capellas, Chairman and CEO of Compaq, and Carly Fiorina, Chairman and CEO of HP, on October 5, 2001, which was replayed for Compaq employees.

FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001.

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Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.


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                             COMPAQ CONFERENCE CALL

         MICHAEL CAPELLAS: Boy, that's the quietest I've ever seen you get. If it was me, you would have carried on for a while.

         Good afternoon, good day, and hi to everybody around the world. As you can probably see, the purpose of this meeting is to get to know Carly a bit, and part of our ongoing effort. A standing room crowd, I see, to just sort of get communications going across all those kinds of things that are going to make a great new company.

         You've heard me so much that I'm going to probably end it here. What we're going to do is, I'll turn it over in a minute to Carly, and then we would be happy to take your questions in our normal manner. We'll take some from those ones that you'd like to spend a little more quietly, which I call the brutal ones, over the machine, we'll take a few from the floor, we'll take a few from the phones. But, we'll certainly have to have your questions.

         So, without that, I think this truly is one of those cliches that works. Carly doesn't need a whole lot of introduction, you know her as Chairman and CEO of Hewlett-Packard, and of course the new Chairman and CEO of the great new company we're forming.

         With that, I'm simply going to turn it over to Carly, and then we'll jointly take your questions.

         CARLY FIORINA:  Great, thanks.  Thank you.  Thanks so much.

         (Applause.)

         CARLY FIORINA: Let me say first how delighted I am to be able to join this group, and I mean this group physically here in Houston as well as around the world, for the first time. This is a day that I've looked forward to for quite a long time. I also don't want to give a big long speech, I'd much rather take your questions. But let me just make a couple of comments.

         First, a little about me, my guess is you've read a whole lot about me. What you need to know is that a whole lot that you read isn't right. So, for example, there are some silly things that have been written about me. No, I don't travel with a hairdresser.

         MICHAEL CAPELLAS:  But I lend her mine.

         (Laughter.)

         CARLY FIORINA: I do my own grocery shopping, and my own laundry, as a matter of fact. But, I guess the thing that turns me on the most is working with a team of people and achieving more together than any one of us could have achieved individually. That's always what's turned me on about management and business and leadership. I am married. I have been married for about 16 years. I have two step daughters who are grown now. We have a granddaughter who is my namesake, and who is perfect as far as I'm concerned.

         We moved to California a couple years ago from New Jersey, but I am actually originally from Texas, born in Austin.

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         (Applause.)

     CARLY FIORINA: Lots of relatives here in Texas, most of whom think I've turned into a damned Yankee, but I'll try and recover.

         A couple of things I really believe in, it's virtually impossible to offend me unless someone is dishonest. I think I value honesty, and candor, and integrity above almost anything else. I believe in trusting people until they've demonstrated they should no longer be trusted. I believe deeply in respect for individuals. I'm a person who likes a lot of input. I'll consider a lot of different points of view before I make a decision, not to have analysis like paralysis, which is frankly sometimes something that goes on in HP. Speed is really important in decision making, and if you go back and look at the first speeches I gave at HP, what you'll hear me say is, speed, sense of urgency are really important. But I also think decisions are important, and most of my experience suggests that better decisions get made when some input is considered.

         I believe very much in the power of aspiration. I think most people and most companies are capable of far more than they realize, and that you achieve more by setting your sights high. I believe very much in the power of diversity. By diversity, I mean not just the traditional ways we think about diversity here in the United States, certainly race and gender and passport and persuasion, and all those typical ways we think about diversity, but as well diversity of points of view, diversity of style, diversity of background, diversity of experience. I think we are stronger as a diverse company, just as we are stronger as a diverse country. And I think we've certainly seen that play out over and over and over again since the tragedies of September 11th.

         As well, I believe very much in the power of and the importance of balance. The HP people are familiar with me talking about balance, and sometimes leadership's job is to provide a counterweight to the natural momentum of organization so that the right balance is achieved. And I think there are all kinds of balances that are important to strike and hard to strike. The balance between short-term and long-term, the balance between product and customer, the balance between work life and personal life, all of those balance points are really important, they're all tough to do. And I think in many ways balance is the art of leadership.

         So, those are just some of the things that I believe in. I believe very, very deeply in the power of this combination. I think what we are putting together here by bringing these two great companies together, and make no mistake, what we are trying to do by bringing these two great companies together is to build one new even greater company. It is not about one becoming the other. It is not about one taking over the other. It is about building something better out of two companies that were great on their own. Fundamentally, this deal is about, by the way, the power of aspiration. This deal is all about leading and the consequence of deciding to lead is to decide that you have to do some things to ensure one strong lean company that can lead, that should have big ambitions and big aspirations.

         I think we have an enormous, an unprecedented opportunity to be the partner of choice, to be the vendor of choice, to be the employer of choice, and to be the corporate citizen of choice as well. Because one of the things I believe also very deeply is that corporations have a responsibility to be a good citizen, and social responsibility is something that I know Michael and

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Compaq believe deeply in, it is also something that I and HP believe deeply
in. But make no mistake, what this is about is building the great company of the 21st Century.

         Now, despite all the bad press, despite the stock price drops, one of the things I'm fond of -- we're going to get this deal done, and it's the right thing to do. I just remind people, because I think it's important for perspective. Some of you may know that I was a history and philosophy major in college, that's one of those things that you may have read that happens to be true. So, being a history and philosophy major, I tend to think about the past sometimes, because I do think you learn some lessons.

         There were a whole bunch of big mergers and acquisitions in the technology space that at the time the market loved. You may remember AT&T doing a bunch of deals. They were hailed as brilliant, stock prices popped, Nortel, JDS Uniface, you can pick a couple of companies that did big deals over the last two years and the market thought they were brilliant. And guess what's happened since? About $150 billion of shareowner value has been destroyed. I only bring that example up because it demonstrates to me that a short-term market reaction is not a good predictor of success.

         So, we've got to weather the storm here, take the time to educate the market, which I am confident we can and will do, but make no mistake, we will get this deal done. There is no backup plan. We've burned the boats, we've landed in the brave new world, and we are going to go forward. And I, for one, who have developed a core competence in ignoring bad press can tell you that, put all the headlines aside, put the short-term stock price reaction aside, and as Michael said to me at the end of the first day, you know what, we're just going to go prove them wrong, and that's exactly right. And that to me is the most fun of all, setting your sights high, having everyone in the world underestimate you, and then blowing their socks off.

         So, that's a little bit about me, what I believe, what I hope for the combination, and I guess we'll open it up for questions.

         MICHAEL CAPELLAS:  Okay.  Thanks, Carly.

         Let's give Carly a round of applause.

         (Applause.)

         MICHAEL CAPELLAS: Okay. I get to play moderator here. So we'll take some from the floor here in Houston, we'll take a few over the web, and we'll certainly take some in a bit here off of the phones. So the floor is open.

         Here's a first.

         CARLY FIORINA:  Nope, there's one right back there.

         QUESTION:  (Off mike.)

         CARLY FIORINA: Let me say a couple of things by way of background before I answer this specific question. First, building one strong, new company out of two great companies is to me first and foremost a question of building a one strong culture. And that means that we have wonderful things that one company has, wonderful things that another company has, we ought to leverage those things. And then we've got some things neither one of us

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have, and both of us need.

         So let me give you an example that one of the -- well, in fact, the first dinner where we got two senior teams of these two companies together. You know, HP is known for great process, very thorough decision making, but sometimes we can be slow as heck. And in HP sometimes the way you resist something is you analyze it to death. On the other hand, process and due deliberation is important in a $90 billion company.

         Compaq, and I've said this many times to the people at HP, Compaq has a great resilience, adaptability to change, aggressiveness, and speed. And those are all things that HP needed more of with or without this combination. If we can put speed and thoroughness together, there's a great example of balance. Yes, you've got to be fast, but you've got to understand what you're getting into. That's a powerful combination.

         To the specific question of how we're going to do it. We're going to do it very explicitly. And one of the things that I want to do is involve a broad range of employees. Not everybody can help integrate product lines before we close the merger. Not everybody can help integrate processes. We have to have folks focused on running the everyday business, while we have small teams thinking about how we integrate the businesses. But, there's one thing that everybody can participate in, because they do whether they realize it or not, and that is building the culture of a company. Culture boils down to people's behavior and how people treat each other every day, and how we get things done. So I think building that new culture is a great opportunity for lots of people to participate. And we'll be approaching the cultural integration in a systematic way, but we'll also be approaching it in an inclusive way, because in the end it's not actually about what Michael and I say, it's about what not only we do, but it's about what all of the 150,000-plus people in this company do.

         QUESTION: Carly, and Michael, too, industries are generally preparing themselves for the challenge not only of the 21st Century, but of what each of them will be doing, basically reinventing themselves. So it's fair to assume that in creating one big, one great company, we, perhaps you, ought to have an inkling of the vision, not only of computing, but of the role of such a company in the 21st Century, and it has to be radically different in the wake of all the things that have happened, including the Internet.

         MICHAEL CAPELLAS: I'll start on that. I think you're absolutely right. I think the market yet is not there. So let me give a couple of views and pass it over to Carly. The first one is, we always start with the customer and work backwards. What has happened to the customers. Well, we've gone through a couple of big waves here. The last wave we had was the Internet boom, where everybody went out and scrambled out and said, I've got to make absolutely fast decisions, run out, build all this Internet infrastructure, all bits and pieces, the stuff doesn't flow together. They got reckless, and now they've got a mess. Now, that in itself is not a great reinvention, that's just a short-term sort of phenomena.

         But, there is one thing which is going to be the reinvention. One, all of our customers and all the Internet will create -- the foundation of the Internet is going to be -- is going to say, trading partners, partnerships, alliances are the new formations. They'll be larger companies, with fewer partners, those partners will be more strategic, and companies will blend in, and they will really trust each other, and it will be unclear, co-branding,


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co-development, co-capabilities. Mergers and acquisitions will almost happen by way of default. For example, we'll become the extension of the IT arm of some companies, we'll create the infrastructure. Some of our great customers like New York Stock Exchange or NASDAQ, or any of these, we are such a fundamental fountain of partnership. So what I think is going to happen very pragmatically is, IT will become absolutely the core of everything, and every company will have to be good at it. They will look to IT partners to be a core competence, and to be as close of an alliance, and you wont' be able to tell who's got a Compaq badge on, who's got an HP badge on, who's got a Cisco badge on, and who's got a bad of the company.

         So fewer strategic partners, who can provide broader solutions. If you listen to everything we've said so far about our two joint strategies, we've got to extend the services, we've got to offer a broader range of solutions, we've got to do more end to end, we have to take more accountability. So the real future of the fundamental remaking is that fewer IT companies that do more, that take a deeper level of accountability, that know how to partner more deeply. The small focused companies who just made servers, or just made PCs or just made storage, those companies will cease to be the power hitters, and what companies will look to is the fewer, deeper partnerships that can build things out.

         Companies are tired of putting all the pieces together, they're tired to saying I've got solutions today that I've got to rebuild tomorrow, and IT will become such a foundation. And that's part of the rationale behind all this that says, closer to the customer, deeper customer relations, end to end, extended with not only installation and support, and IT as a foundation. And so I think that's what we'll actually create.

         Do you realize we will be the only company in the industry that can go end to end. Nobody else can do that, from access to the highest infrastructure, the only company who can go end to end. And that over time, as IT is remade into a real deliverable of a solution, will be a huge competitive advantage.

         CARLY FIORINA: I think the only other piece that I would add to that is, I think one of the reasons that IT has participated disproportionately in the economic downturn, both in the consumer space and in the enterprise space, is because technology after this boom of buying, technology has actually failed to deliver on its promise for most customers. It's too expensive, it's inflexible, and too complicated.

         And what customers are demanding now is, I've got to understand what the return is. If I'm a consumer my life has to be more productive, more communicative, more fun. If I'm an enterprise, I've got to understand what is the return on this investment in terms that I understand. If you think about price performance, we've made a couple of really important strategic decisions in this combination that make us fundamentally different from, say, IBM. By the way, I should back up and say that if you look at the strategy of HP and the strategy of Compaq over the last 18 months, what you will see, what Michael and I certainly saw, is two companies going like this. Absolutely headed in the same direction strategically, technically, and organizationally, actually, in many ways.

         We've made a couple of fundamental decisions. One, the world is heterogenous, it is a mixed environment, it is not one OS wins over all others. You've got to able to manage complex heterogenous, mixed

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environments. Two, industry standards, open platforms, interoperable systems are the way of the future because of price performance, flexibility, the customers are demanding. And that's why in addition to having the capability that Michael is describing, end to end in terms of the product portfolio, end to end in terms of the services portfolio, in addition to, by the way, this wonderful capability of imaging and printing, which the great growth opportunities in imaging and printing are driven in many ways by compute infrastructure and software capability, digital imaging being a classic example.

         And I'm digressing for a moment, but you need to learn to love ink, because it's a wonderful business. But, beyond that, if you think about digital imaging, which drives a ton of ink, it also requires things like Windows XP, to make it really easy to use, the physical and the virtual worlds are coming together. We're the only company that can do that. But, the point I was trying to make is, we've made a key decision not to be vertically integrated.

         So we are placing heavy reliance on Intel and the Itanium platform. We are placing heavy reliance on Microsoft's R&D machine. That's why I said earlier, we will be the partner of choice. This isn't a do it our way, or you don't get to do it. We're providing end to end capability to customers with the price performance of industry standard, the flexibility of industry standard, the interoperability that both of us have been driving, for example, in our storage strategies, that is the way of the future. It is what this industry is going to transform to, with us or without us.

         And by the way, Michael and I decided, you know what, it's better to lead than to follow. It's one of those consequences of aspirations. If you aspire to be great, then you've got to lead. And if you've got to lead, then you've got to take some heat in the short term to be prepared to truly lead in the long term.

         MICHAEL CAPELLAS: Just to sort of support that. We'll be Microsoft's number one go to market partner, we'll be their only partner that can take them to the enterprise. Sun can't do it, IBM can't do it. We'll be the number one partner of Oracle to take Oracle to market. Sun is certainly going to do that, IBM is certainly going to do it. We'll be the number one go to market partner with Intel. I can guarantee you Sun won't do that, I can guarantee you IBM won't do that. And that leaves Dell, but they've got to take the effort to try and drive the R&D to move it out. So it is a compelling, compelling advantage. You've got to execute though.

         You guys, quit with the softballs, you can ask the hard ones.

         QUESTION: Yes, early on in the press releases you mentioned that you had a 100-day plan for defining the new company. Could you share some of the milestones and how we're doing on that plan. And also, do you have a time frame for completing the merger, like a point where you think you'll be 50 percent done, or a time frame when you think you'll have PCs or servers executed on that merger?

         CARLY FIORINA: Let me take the time line question. The time line is, of course, not completely dependent upon us. It's dependent upon getting regulatory approval in both the European Union and in the U.S. now through the Federal Trade Commission. We are working very collaboratively with both of those organizations. I think we have a good understanding of what those

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issues are. But one of the things we don't want to do at this point is predict when they're going to be finished with the process. What we've said is, four to five months in the best case, eight to nine months in the worst case. And clearly our desire is to have that process move as quickly as possible.

         So, one of the reasons you will see us not talking about a date, but rather you'll hear us talking about, okay, we've completed the planning. We have the merger closed officially, which requires both regulatory approval and shareholder vote. This is day one operational. The integration team is very pleased back there because they coached me on this last night, and I got it. I can tell they're all kind of, oh, she got it. But you won't see us put a firm date in the ground, calendar date, because we're dependent on some others. But you will see us be as aggressive as possible on when we complete the planning, aggressive as possible on what we have done when the merger receives official approval, and as aggressive as possible on what operationally day one really means in terms of assignments, product lines. Our goal is to have as complete a day one as we possibly can.

         MICHAEL CAPELLAS: I would echo that. I think the proof is going to be, what has never been done in the history of a large merger, is on day one, and remember we can plan, but we cannot execute during this period -- for the lawyers, I have now done my obligatory response, I don't have one here today, I don't think.

         CARLY FIORINA:  I'm sure somewhere there is one.

         MICHAEL CAPELLAS: I'm sure there is. But they're lawyers, there's more than one.

         CARLY FIORINA:  No lawyer jokes, we love our lawyers right now.

         MICHAEL CAPELLAS:  That's right, and we're highly dependent on them.

         CARLY FIORINA:  We need our lawyers right now.

         MICHAEL CAPELLAS: I was sitting in one of these meetings, as you know, I've probably told this story, and the legendary Lynn Dowers (sp) was here, and I said, you know, having these lawyers around cramps my style, and he said, that's exactly my job description, cramping your style.

         But the thing that's never been done in the history of a large merger, and this is sort of what I -- what we talked about at great length, a great proof point would be, on day one, have the organization out announce a road map out and out, hit the press very hard with product announcements on every one of those products, and you ready have an integrated web page ready to rock and roll. That would set the world on fire. And so I think that's part of --

         CARLY FIORINA:  Great aspiration.

         MICHAEL CAPELLAS:  Carly said aspiration, that's the one I think.

         How about some from the phones, to the rest of the world out there, we acknowledge you're out there. Any calls in from the phones, questions?

         QUESTION: Yes, I have a two part question, and I'm looking for a

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comment first from Carly and then from Michael. I'm up here in True 64 portion of the business for Compaq, and recently HP has announced a layoff of approximately 150 people who were doing, I believe, the Itanium port down in New Jersey. And I'm just wondering if you want to comment on that?

         And, Michael, how do you think that plays up here?

         CARLY FIORINA: Okay. I think what you may be referring to, HP has previous to this merger announcement, has announced and is in the process of completing about a 6,000 person reduction in force. We have about 4,000 of the 6,000 people already off roll. This has been a global program rolled out around the world, so the timing of implementation depends in some measure on local laws. I think what you may be referring to in New Jersey, we are also making decisions to relocate certain work, which doesn't have to do with reductions in force, but has to do with creating as efficient and effective an organization as we can, and we are making some decisions to move some work from locations into other locations.

         The thing that confuses me a little bit about your question, we have made a decision very consistent with a decision that Compaq had made, as you know, HP committed to the Itanium platform actually four or five years ago now, and as part of our ongoing migration process away from PA risk an towards Itanium, we had been moving people into Intel. And we did just complete the movement of a development team. They weren't actually in New Jersey, they were in California, so you may have a couple of things confused here. But we moved a development team from HP roll onto Intel roll. It wasn't a question of losing jobs, it was a question of moving those folks into our partner's organization.

         MICHAEL CAPELLAS: Mark, I'm not exactly sure where to take the rest of the question. So, if I don't answer it, just drop me an email and I'll get right back to you. But there is no change whatsoever in Compaq's commitment to Itanium in any way, shape, or form. And there is no joint execution going on where any activity that was related to that might refer to anything we're doing. We are executing our own road maps in every regard in this period, but we are absolutely committed to the aggressive Itanium drive. We are absolutely continuing with our existing program. And I think, you know, the strategies of the two are the same. But I don't think you can view anything that may have happened as related to anything between the two companies. And I'm saying that for two reasons.

         One is, it is absolutely explicitly forbidden for us to be jointly executing, therefore, we're not. So I don't think you can correlate the two items. And the lawyers just sort of said, that's okay, fine.

         Moving right along. If I didn't answer your question, drop me an email.

         Do we have another one the phone?  From the floor?

         QUESTION: I'm just wondering what the Hewlett-Packard sort of manager or employee on the street feels about the merger, and what are they doing?

         CARLY FIORINA: I think, in general, and we've done a lot of polling, so we know based on our last survey that 85 percent of our employees are feeling very optimistic about the combination. So, that's a really good thing.

         The sales teams are jazzed. The sales teams are jazzed because they get what it means to double the size of the sales force. They get what it means to have a stronger product line. They get what it means to be invited to dance every single time. I mean, one of the things we get out of this combination is, you know, you can't win if you don't get to step up to the plate. We will be asked to step up to the plate every time. We are now in every single customer's organization. Sales teams get that. And the sales teams are jazzed because customers are jazzed. Customers get this, just as most of our partners get it.

         I think, obviously, there are people who are concerned because they know that to get a lot of the efficiency and effectiveness, both in our product road maps and in our go to market motions that we're talking about here, that we don't need two of everything. And people understand what that means. So, I think, like all of you, there is a degree of uncertainty and concern about what does this mean for me. But, I think what's telling, at least for the people of HP is, they understand how to win with this combination. And I think ultimately, while I don't in any way want to underestimate uncertainty and concern, I also don't want us to underestimate the power of people here as well as all around the world saying, you know what, but I know how to win with this combination.

         And I'll tell you what, in a $90-plus billion company that is the vendor of choice, the partner of choice, the employer of choice, and the community corporate citizen of choice, there is a lot of opportunity.

         MICHAEL CAPELLAS:  Phones or otherwise?

         QUESTION: Clearly there is a lot of talent available in this new company, and how are you going to ensure that the positions in the new company are filled based on skill and experience, and not who you know?

         MICHAEL CAPELLAS: We'll take a couple of views. One, I would just like to say, I would like to actually introduce some of our guests here, we have Web McKinney (sp) -- Web, you want to stand up -- Web currently runs sales, and is working with Jeff on the integration team, and has a wealth of experience.

         But I also want to introduce next to him, Susan Bowlick (sp), and Susan is the head of HR.

         (Applause.)

         MICHAEL CAPELLAS: And so, after we hear from Carly, I thought maybe, Susan, you could say a few words.

         CARLY FIORINA: Pardon me, I've been talking to analysts a lot so I'm hoarse all the time lately. How we select people for positions is going to be, in my view, the first and most telling sign of this culture that we're going to build together. So, we have to have a process that is open, and that is based on skills and experience, not politics. You know, this can't turn into a political free-for-all, nor can it turn into the creation of camps. And it could if we're not careful, let's be honest. And so, I'll ask Susan to comment on the process, but we have talked through a process that we will use to make sure that positions are filled based on skills and capability, not politics, and also to make sure that we have a really good understanding of who the talent is, and where the talent is.

         One of the things you have to deal with here is, there are a lot of new people for everybody to get to know. And you want to make sure that you are introducing all of the talent to managers who have to make the call, and they're not just relying on the talent that they know.
         Susan, you want to make a couple of comments?

         SUSAN BOWLICK: Sure, I will. Yvonne Jackson and her team, and the HP team got together here. Our first meeting was September 11th, and so we didn't get much done that day, but we really bonded. The next day, we came in and put our best thinking together on a proposal, a process that we've since worked with the joint management teams on. I would say, when you look at selecting people, and selecting organizations, and you want to do it fast, and you want to have it lead to business success, you want it to be fair, open, credible, that you need to let the strategy and the product road maps drive the organization design, and you need to design the organization so it's fast, it's accountable, it's global, and then you need to get individuals and teams selected as fast as possible, again, to support those other things.

         And so, we have been working for the last two weeks now on the strategy, road maps, org design at the top levels of the new combined company, and we have a process where HR is working with the org group managers that have already been announced to flesh out that next level of the organization, a process where we're mapping out the goals, and we're looking at people that are capable and competitors from across both companies that would be candidates for that next level of jobs.

         We're then meeting face to face, going through that, looking at the tradeoffs, how it all fits together, again in the strategy, org design, selection, and that's how we're making those decisions. And we think we've created a process that is very open, it's one that we can explain to anyone that then gets selected or not selected, and that we will have transition plans in place for the organizations or the individuals that didn't get selected as we go through. Obviously, the quicker we can get all of these things to happen, at least from the planning stage, although we can't announce and implement these things until we have formal approval, we realize that as short of a time as we can put people through this uncertainty period, the better it is, so that we know our jobs, we know how everything fits together in the new company as fast as possible.

         So, we are in the thick of this right now.

         MICHAEL CAPELLAS: I would add just a couple of things to that. One, one of the great things when you through one of these is, you have an unbelievable opportunity to create your organizational structures that are clean and parallel, and you've really got to take the opportunity to do that, because, you know, as big organizations grow, they do stupid things, all organizations, if either one of us are any example.
         The second thing that happens is, you've really got to have a good process, and then you have to have some feel is it working. And we have both the receiving and the sending side, the two managers working the job, the existing job, who know the people on both sides, actually having some really good conversations. We have HR representatives from both sides working it. And just, I tell you what, right now it feels awfully good just in terms of the openness, the sharing, and really actually going pretty well. On the integration side, we certainly have very respected senior executives from both sides who are helping with that integration. The proof is always in the execution, but I'm actually pretty pleased in terms of how we are out of the box.

         Now, a huge job, and we have to be able to make sure everyone knows executables just continues to go, and we're off to a pretty good start.

         Any more off the phone? I want to make sure that everybody around the world has a chance to pipe in.

         From the floor?

         QUESTION: Thank you. My name is Ed Burke. It just took a little while for you to basically explain the reasons why you believe this is a good decision. And yet, you know, outside of these walls, you know, we're probably hammered every day with a thousand different kind of subtle or not so subtle messages that a lot of questioning about this decision. It's one thing that we haven't heard is really how we should react to those messages outside these doors.

         And, second, is there any, other than I guess a confidence that you have that this is going to be successful, is there anything that you have planned to maybe try to shift people a little bit so that we don't view the constant kind of CRN, CNN, or the constant battering we're seeing right now. It's tough with all the messages we've got coming in right now.

         MICHAEL CAPELLAS: It is, and you've got to ask two questions there. Why? And then what do you want to do about it? And the third one, which is an important reality of life, which is, due to where we are in the process, because of regulatory, you can say some things. You could come out guns blazing with certain specific answers, but if you do that, you're really risking regulatory. So, you've got this short period here, where you don't have space.

         We'll just sort of banter back and forth here in terms of why. I think the most fundamental reason why we sort of took a battering which none of us really expected to be that intense is because you think about where the whole high tech sector has been. I mean, we have just gone through a year where everybody who advised anybody to invest in technology are really taking a beating. I mean, who do you want to start with, UNG (sp) going from $85 to $8; Arriba going from $140 to what are they today $2; CMGI we know well, $150 to $2; Oracle from $85 to $11. So, when you go through literally everything, the high tech sector, really to anybody who was in the investment community, people are pretty ticked off, and I don't think we estimated enough just anything coming out of the high tech sector, as a whole sector, collectively, particularly from the analytical side. We've all lost credibility. So, anything anybody says in the sector gets viewed with a little skepticism, and I've had that sort of relayed to me a number of times.

         The second one is, it's also amazing that so many of these folks really do get evaluated, paid, and their scorecards are on very short term results, a quarter, two quarters. In fact, if you know how most analysts get rewarded, it is what is the value of your portfolio on 12-31, and what's your value portfolio on 12-31 a year later. So, if it doesn't fit the short-term, it doesn't fit.

         Most of these investors actually could care less where your company is, or whether it's in competitive position a year from now or two years from now. And, quite frankly, most of them miss what are the actual megatrends in the industry, and how do you get ahead of them. Well, one of the things you sort of have to say to people is, first, we need to do a better job of equipping people with the compelling value, and that's why, as you know, we are just going through, the reason why we're going through every single employee group by group, and smaller groups, and going through the logic of it, to try to empower you with some things.

         The second one is, I think we just have to hang tight and have some belief. These are two great companies with two great brands. I think we'll give you as much as we can, but we can't extend it too far. I think you're just going to have to case by case make the basic three or four points and go after it.

         I also think, when you sit down with your customers, you're just going to have to touch your customers more often. One of the things I'll ask you when you all get out of here is, this is the leadership team of our company. You can either have a huge roll in making people feel better, or you can have a huge roll in nothing. And one of the things I think we have all just come through this unbelievable period of not only tough industry conditions, a weak economy, the horrible events of September 11th, typhoons, everything but the locusts coming and eating the trees, is all of us now collectively have to understand, it is a time for leadership, and we're going to have to all step to, and we're all going to have to say, you can either feel good, or you can not feel good. And I think we have got some fabulous examples of people who have stepped up as leaders, and I think we're just going to have to all pull together.

         CARLY FIORINA: I think, first, in the what are we doing about it, beyond what Michael just said, which I think is critically important, the thing that is most impactful is what individual's reactions is, the individuals you touch in your community, the individuals you touch with customers, the individuals each of you touch with your own teams of employees, and the individuals you touch with the partners you do business with every day. And if you're standing tall and saying, you know what, skeptics be damned, this is a great combination, and let's look at how many times the short-term headlines, and the short-term market reaction has been dead wrong, and I wouldn't want to bet on those odds, that we've got to stand tall. Because part of what happened, I think, while Michael and I have agreed for quite a long time that if you're going to do something like this, you do it in a bear market, not a bull market, you do it in an economic downturn, not an upturn, because it gives you time to get done what you need to get done.

         But, doing something like this that shocked the world because we kept it quiet, we executed it perfectly, shocking the world in the middle of a bad time is bad news initially. People say, well, holy cow, this must mean something terrible. And that's how people reacted. Oh, there's some terrible other shoe to drop. That's one problem we have.

         And the other problem we have is, everybody said, it's a PC move, it's a PC move, and yes, there are great things we're going to do with PCs, wonderful moves we're going to do with PCs, and I hope you're all totally pissed off by Dell's report today, but it's about a whole lot more than PCs, it's about enterprise computing, it's about professional services, it's about leading the transformation of an industry that's going to happen with us or without us, but we're going to lead it, and it's going to be more successful and better at the end.

         When you get the time to tell the story, I have spent days with investors, days with the media, as has Michael, and I'll tell you what, if people will sit down for an hour and listen, you can move them, you can absolutely move them, because the logic is compelling. It's compelling in terms of the strategy, it's compelling in terms of the value creation. It's compelling in terms of the stronger company we get from a cash flow perspective, an operating market perspective, a balance sheet perspective, you name it, this is a better company. When you can get people to listen, they get that. But you've got to get through the blare of the headlines, the instantaneous reaction. So, we're spending a lot of time addressing it. And we've already seen some turn, not enough, but it will turn. And we will get people to the point where they get this.

         But we won't get people to that point unless when your neighbor talks to you, your neighbor hears you say, you know what, I know the headlines stink. But guess what, here's why this is a great move, and here's why we feel good about it. We get 150-plus thousand people saying that, we'll move this thing.

         MICHAEL CAPELLAS: We've got a couple of things we've got to do. In the first place is, I absolutely acknowledge what you're saying, and we both do.

         CARLY FIORINA: That's why we're spending time doing it, a lot of time. That's why I'm hoarse in the throat.

         MICHAEL CAPELLAS: The second thing is, as you probably all know here, and I'm about start around the world on the rest of the senior managers, that is why we are going group by group. And as you all know, I've just spent unbelievable hours over the last coming weeks bringing in groups of three and four hundred people so we can go through the logic, what the value is, why we did it, what the logic was, what the differentiation was. We need to do more and more of that.

         The next thing we need to do is, it is why I'm also very encouraged, is when I get to the power-hitters of the industry, the real power-hitters, they all say, absolutely, absolutely. Now, they also say, hey, guys, you've got to execute like hell. So, what is shifting right now is people are buying the strategic value. People are buying the power of the combined company. People are buying the fact that you, my God, a few years from now you could end up with two serious computer companies in the whole world, and they're buying the fact that this could be great leadership position.

         Now, the next thing we have to do is not only believe in it, and not only say it, but also to make sure we execute like hell.

         QUESTION:  (Off mike.)

         MICHAEL CAPELLAS:  Yes, doing a great job.

         QUESTION:  (Off mike.)

         CARLY FIORINA:  That's right.  It's tiring.

         QUESTION:  (Off mike.)

         MICHAEL CAPELLAS: Absolutely. The other thing I would encourage you to do, and I think Jim will speak to that is, if you need executive air cover, we'll do the best we can. Also to help, we should be as accessible, whether it's Mike W., or Peter, or Jim, or Mary, or Howard, and whoever else I apologize who I may have forgot, Paul will stand up and do some work as well, will help you with that as well, but moving the media right now, the only good news about that is, there are so many skeptics about the media, if you can sort of tease with a little bit of, well, the media says it must be wrong, you actually can play a little fun with it. But your point is, you need air cover, absolutely, and God knows we couldn't work any harder on it. So, it's a very, very fair point.

         Take ones from the phones, anybody on the phones? Is there anybody out there? Usually we get 27 of the vocal ones.

         In the back.

         QUESTION: (Off mike) -- you alluded to Michael, and that is, you laid out a strategy of how we compete in the current landscape. Do either of you anticipate further consolidations, especially in the volume space, and how are we positioning ourselves from a competitive standpoint in anticipation of moves that might be made either in response to this, or just with the consolidation that may occur?

         MICHAEL CAPELLAS: Let me go through that. And it would be interesting to hear Carly's views as well. What you have right now which is extraordinary, we sometimes forget, if you close your eyes and you go back three years, it seems like a very, very long time ago, there's already been some consolidation. What you've got left now is, you've got, one, you've got Gateway in this space. I think it would be difficult to rationalize a move there by anybody in that space. You've got IBM, who is rumored to be buying, yesterday it was EMC, this morning it was Sun, could they make a move? They could. Does that worry me, yes. And, as a result, quite frankly, the part that's interesting is, and this is, you know you've heard us talk about this, if you look at the overlay of HP and Compaq the thing that's just unbelievable, if you line up the three areas where we're really strong, where we're the strongest, if you line up the areas where HP is strong, it fits so well. It's hard for me to see another combination that makes sense, but the only one right now who can actually make a move is probably IBM. And have I thought about what moves I might make? Absolutely. So the counterpoint to that is, I'm not sure what other moves we can make. I think we've got our hands full with this one, thank you very much. So we're not anticipating a whole lot of other moves. But, yes, I think a lot about what those combinations could be.

         CARLY FIORINA: I think one of the things that it's sometimes important to think about is, what isn't getting said. I think sometimes that helps on the media. It's interesting, as tough as it is, and it is, but there's less talk now about it won't happen, and more talk about what will happen when it happens. So a lot of speculation this week about, well actually, when it happens what they're going to do is this.

         Same thing on the competitor space. I find it fascinating what competitors haven't said. What competitors haven't said is, this doesn't make any sense. What competitors haven't said is, I don't buy the logic of this. The only thing competitors have said, and by the way they've said it consistently, they'll screw up the integration. By the way, it's all they're saying, because it's all they can say, because I believe deep in the board rooms of our competitors they're sitting there thinking, holy cow, I hope they screw up the integration. And guess what, we're not going to. But, think about what's not getting said.

         MICHAEL CAPELLAS: I will absolutely guarantee you in every board room in the tech space over the last year there has been some combination of strategic alternatives, which is the euphemism for buying or selling something. I mean, it's happening everywhere. I think -- Carly and I both have said this consistently, there is going to have to be some other moves made in the industry. There has to be. And it's just a question, are you in front of it or behind it. Who else could make a move? It is really hard for me to see. And I try to go through one-by-one, competitor-by-competitor. By the way, there's IBM, HP-Compaq, Sun, Dell, outside of that you've got EMC in storage only, and the list is pretty short. And the other implication would be is somebody who is in the services business, do they extend out. It's pretty hard to do.

         CARLY FIORINA: We probably ought to stop this for the lawyers. But anyway, you get the idea.

         MICHAEL CAPELLAS: As I always say, it's time for a softball in my left ear. You're absolutely right. I've gone way, way too far.

         QUESTION: A Houston Center question for our global audience. I know both of you have commented on your thinking about the future plans for Houston, and our work site here, so I'd like you to comment on that.

         CARLY FIORINA: Well, I don't know. Michael I think has commented on it a lot. So maybe the best test is whether I say the same thing Michael says.

         MICHAEL CAPELLAS:  Absolutely.

         CARLY FIORINA: And I won't even look at my notes. Let me be very pragmatic. This is a great city, a great campus, a great team of people. And I think you use to the maximum extent you can great assets that exist, period. What does that mean? That means that we have work that is done here that is done exceptionally well, and it would be un-pragmatic, stupid, short-sighted, to move it out. It means that if we have this wonderful asset, and I think this campus is an asset, we should figure out how to leverage it, not to fix it when it isn't broken.

         The numbers that we've talked about in terms of people, those are global numbers, they're across both companies. Those are not disproportionately targeted anywhere, including Houston. So my approach to this whole combination, my approach to this location, frankly, my approach to the Compaq brand, which is another great asset, is you take assets and you leverage them, because that's how we're going to be successful. This isn't a matter of pride, it isn't a matter of ego, it isn't a matter of winning and losing. It's a matter of using what you have. So that says to me, we use the skills, the people, the community, the campus effectively. It means, as well, we use the Compaq brand effectively, because it has great equity in key markets. We need to leverage off of that.

         So I can understand why in Houston the immediate reaction would be, oh god, this must mean us. But, please don't feel that way, because these are global companies. The truth is, most people would rather be as far away from headquarters as possible, me included. So the goal here is not to glom everybody together in headquarters. And, in fact, if you look at Hewlett Packard, I told the Houston Chronicle this the other week, and I've been very candid about this in California, if you look at Hewlett Packard as a company, Hewlett Packard has been systematically moving work out of California for quite some time, for a whole bunch of really pragmatic reasons. And frankly, we'll probably continue to do that.

         MICHAEL CAPELLAS: Okay. I'll take one more question, and then I'm going to have a couple of closing comments.

         QUESTION: Hi. You started to I think touch on this a bit in your remarks Carly, and I'm curious there have been a number of mega-mergers in the last few years where both company's brands were retained in the ending company's name. And I'm curious what was behind the decision to exclude Compaq, the brand name, as part of the ending company's name. Did you consider renaming the company completely differently, or was it for simplicity's sake that we just stuck with HP?

         CARLY FIORINA:  Do you want to take it, or do you want me to take it?

         MICHAEL CAPELLAS: One, if you look at -- there's a couple of straightforward reasons, and a couple of fairly complicated reasons. First one is, as you know, HP has been a member of the DOW for a long time, they've had a strong powerful investor base. It's also been a brand that for 60 years has extended from across up into the enterprise, and the brand has had a long extension of processes. What we find, and as you know, we've spent just a huge number of years trying to take the Compaq brand and extend it up. And the Compaq brand actually got a little bit of some dilution as we added some other companies to it, but it stands for certain product lines with huge equity, and there is unbelievable power in applying that to a more specific product set.

         So now the lawyers should really be upset with me. But, what it says is, overall if you look at -- and finally the last one is, I don't know if you know this, Compaq has become quite the trading stock, which means people get in, they get out, they make a couple of bucks, they get in and out. So we've had a churn in our investment base, and over the last ten years, we have had more churn than any other company in the Fortune 500. So there were a number of reasons. The extension of the brand, simplicity of the name, the foundation of the DOW, the baseline of the investor base, as well as the power to use the brands where they have the most bang. And we will continue to do so.

         I've been very carefully coached. If I go even one step farther than this I'm really going to get that softball in my left ear. But, the extension out of those brands. So that was the logic behind it, and a fair amount of math behind it in order to prove where the real valuation was. And so some pretty practical reasons.

         CARLY FIORINA: Just think about the breadth of this new company. So everything from imaging and printing to professional services, everything from the smallest, but powerful, consumer handheld device all the way up to fault tolerant, enterprise capability. You've got to have a brand that stretches a really long way. Then you have to have very, very powerful, and evocative, and clear sub-brands.

         MICHAEL CAPELLAS: Okay. We're going to sort of wrap it here. And I want to leave you with five points. There are five.
         Point number one is, this is a time when you will test your leadership skills like never before. I'm not sure how much tougher we could have made it for you, but this is a time that will really test your leadership skills. I mean, it is really a time when your people need you, and so I ask you, we've got to hang tough, we've got to lead, and we've got to count on each other, and the leadership team to lead, that's with your customers and with your employees.

         Number two, we are also in unprecedented times, relevant to the economy, the merger, the terrible events. It is an unbelievable time of human nature. So everybody generally bad anyway around these things, so one of the things you can really do, and this is almost in a sense of national and global pride is, it's really important to be positive and upbeat. Psychologically we know we're going to go though a couple of things, we're going to get angry, we're going to be confused. But, one of the things you can do is be positive, just as individuals. By the way, I'm telling this to myself as well. Everyday I can be positive or negative, being positive is a lot more fun, and by the way everybody else gets a lot more out of it. It's silly, it's trite, but it is so important right now.

         The third one is, and this is a what have you done for me lately. The market, to go on to the question that was raised, was we have got to go execute between now and the time the merger transpires. We've got to execute, we've got to make the quarter, we've got win every deal, we've got to treat customers better. We do that, the strategic value will carry across, and we'll have the ability to deliver all those messages. But, I'm really encouraging the sales forces, and we'll get out with specifics, you've got to be aggressive, now is the time where you've really, really got to execute hard. So that is the best thing we can do right now to change that perception is put numbers on the board.

         And the final one is, I really do think, aspirationally, this gives us the opportunity to create a company that really has the ability to change the world and really be a leader. I think we should never lose sight of that aspiration. That's why I love what Carly refers to as aspiration.

         And my final one is, I want to thank our friends from HP for being here, I want to thank Carly for being here. Our commitment is we'll continue to communicate. Thanks for coming.

         Let's give our HP friends a round of applause.

         (Applause.)

         MICHAEL CAPELLAS: We've even changed the rules here. Normally we have these employee meetings, cookies and coffee was off limits, because we're really being tight in the old Op-Ex, but we do have some stuff outside. Have a great day, everybody.

         CARLY FIORINA: Can I make just two comments before we leave, because I didn't say this, and I think it's important for it to be said. Not only am I a believer in the power of aspirations, which is what this is all about. If you don't want to be great, if you don't want to win, if you don't want to lead, then we all want to be someplace else. But, I happen to believe all of us want to be great, all of us want to win, and all of us want to lead.

         But, I'm also a great believer in the power of teamwork. And this is about building a great new team. And that starts with Michael and I. Michael is a critically essential piece of this combination, so much so that in all the many conversations that Michael and I have had, the one thing I said to him was, Michael, I will not do this without you. Michael and I have built, and will continue to build a strong partnership. I think we complement each other in the same way that these companies complement each other, in the same way these company's cultures complement each other. So I want to assure all of you that this isn't just words about Houston, it's not just words about Michael. It's not just words about the brand. It really is the only way we're going to make it work. And I know that one of the things that heartens me the most is not only the relationship that Michael and I are building, but the relationship that I see HP and Compaq people building every time they get together. That gives me great confidence that we really are actually going to go do this.

         So have a great day. And thanks for joining us today. And thanks for making me feel welcome.

         Take care.

         (Applause and end of event.)